UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02025467

NO ACT
P.E 12-28-2001
1-04881

March 6, 2002

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 3/6/2002

Edward P. Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Re: Avon Products, Inc.
Incoming letter dated December 28, 2001

Dear Mr. Smith:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Avon Products by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

December 28, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Rule 14a-8(j)
Rule 14a-8(i)(6)
Rule 14a-8(i)(3)

Re: Avon Products, Inc. - Shareholder Proposal Submitted by
Central Laborers' Pension Fund

Dear Ladies and Gentleman:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, we hereby give notice on behalf of Avon Products, Inc. (the "Company") of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively, "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by the Central Laborers' Pension Fund ("Proponent") by letter dated October 21, 2001. We are filing six copies of this letter with the Proposal attached as Exhibit A.

The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(6) and Rule 14a-8(i)(3).

I. *The Proposal*

The Proposal requests that "the Company's Board of Directors adopt an Independent Board Audit Committee Policy that provides for a transition to an Audit Committee composed entirely of independent directors as Audit Committee openings occur." For purposes of the Proposal, a director would not be considered to be independent unless the director met certain specific criteria exceeding the Company's existing independence standards which meet the requirements of the New York Stock Exchange.

II. *Rule 14a-8(i)(6)*

The Company has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(6). Under Rule 14a-8(i)(6), proposals may be omitted from a company's proxy materials "if the company would lack the power or authority to implement the proposal."

The Company is a New York corporation and Section 703 of the New York Business Corporation Law (the "BCL") provides that "at each annual meeting of shareholders, directors shall be elected . . ." Under the BCL, as well as under the Company's By-laws, directors of the Company are elected by the shareholders at their annual meeting (except in certain cases where vacancies arise). Thus, it is not within the power of the Company or its Board of Directors to provide for the election of any particular person or type of person as a director at its Annual Meeting. The Audit Committee must be composed of directors. The Company would therefore be unable to implement the Proposal.

The New York Stock Exchange, on which the Company's common shares are listed, already imposes certain independence and financial literacy requirements on Audit Committee members which limit the group of persons eligible to serve. The Proposal would impose even more stringent "independence" requirements on directors who may serve on the Audit Committee. If the Independent Board Audit Committee Policy proposed by the Proponent is approved, each director who failed to meet the Proponent's stringent standards would be prohibited from service on the Audit Committee even though such a director would be perfectly qualified to serve generally on the Board. Thus, the Company may be faced with a situation in which it has a fully-staffed Board but has no "qualified" directors, according to the Proposal, to serve on the Audit Committee.

It is thus not within the power or authority of the Company to implement the Proposal as neither the Company nor the Board can implement a policy providing for the election of directors meeting Proponent's criteria. The Staff has concurred in this position in the past for other companies. For example, the Staff has agreed that it would not recommend enforcement action to the Commission if Boeing Corporation omitted a proposal that: "Only independent committed directors are eligible for key board committees". The Boeing Company (available March 6, 2000). The Staff agreed a year earlier that the same proposal may be omitted. The Boeing Company (available February 22, 1999). The Commission determined not to review the Staff's 1999 no-action position in Boeing. 1999 WL 627557. See also The Boeing Company (available February 13, 2001).

The Staff also agreed that a "proposal that requests that the board of directors adopt a policy requiring that at least two-thirds of the members of the board be 'independent' directors, as that term is defined in the proposal" may be excluded under Rule 14a-8(i)(6), Marriott International, Inc. (available February 26, 2001); that a proposal recommending "that key board committees transition to and 'then maintain' directors meeting certain criteria" may be excluded under Rule 14a-8(i)(6), AT&T Corp. (available February 13, 2001); and that a proposal that "requests that the board of directors take the necessary steps to ensure that Bank of America's Audit Committee is composed entirely of 'independent directors', as that term is defined in the proposal" may be excluded under Rule 14a-8(i)(6), Bank of America Corporation (available February 20, 2001).

The position of the Staff is a long-standing one that has been consistently applied. American Telephone & Telegraph Co. (available December 13, 1985); US West, Inc. (available December 22, 1993); Ameritech Corporation (available December 29, 1994). Also see Mattel, Inc. (available March 21, 2001).

Although the Staff disagreed that General Motors could exclude a proposal "requiring a transition to independent directors for each key board committee seat" under Rule 14(a)-(8)(i)(6), the assertion of this ground for omission by General Motors appears to have been raised by General Motors later than the date permitted by Rule 14a-8(j)(l). General Motors Corporation (available March 22, 2001). The Proposal that the Company "transition to" is substantively indistinguishable from the request that a company "transition to" and "then maintain" that the Staff agreed could be excluded in AT&T Corp. (available February 13, 2001). While the Company is in "transition", it would still need to fill positions on its Audit Committee with individuals elected by the shareholders who may not meet the Proponent's stringent standards for independence. Even if the Company completes the requested "transition", the Company may in the future need to revert to appointing directors to the Audit Committee who do not meet Proponent's independence standards if directors of that type have not been elected.

The Proposal submitted by the Proponent is substantially similar to one submitted last year to PG&E Corporation requesting a "bylaw that Independent Directors are appointed for all future openings [our emphasis] on Key Board Committees." The Staff agreed that the PG&E proposal could be excluded under Rule 14a-8(i)(6). PG&E Corporation (available January 22, 2001). A proposal to appoint "independent directors" for "future openings" is the same as the Proposal received by the Company to "transition to" independent Audit Committee members as "openings occur."

A proposal that the Board appoint Audit Committee members that meet Proponent's independence criteria as openings occur, if such type of directors have been elected and are serving, would be within the Board's power to implement. This is not, however, what the Proposal requests. The substance of the Proposal is that the Audit Committee ultimately will need to be staffed with directors satisfying Proponent's "independence" standard. However, there may be no such directors elected or available.

In any event, even though the Proposal seeks the placement of directors meeting Proponent's criteria as Audit Committee openings occur, neither the Board nor the Company can implement the Proposal as the election of directors meeting Proponent's criteria is within the power of the shareholders. Neither the Company nor the Board can ensure that the Proponent's desired type of director will be elected in the future to fill Audit Committee openings as they occur and thus would be unable to adhere to the requested Independent Board Audit Committee Policy. This is the rationale of Rule 14a-8(i)(6) and the Staff's position in the no-action responses cited above.

III. *Rule 14a-8(i)(3)*

The Company has also determined that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8((i)(3) because the Proposal is vague, rendering it misleading in violation of the proxy rules.

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (available July 30, 1992) (proposal that committee of small stockholders be elected to refer to Board of Directors a plan that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees" sufficiently vague to justify exclusion).

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." Hershey Foods Corp. (available December 27, 1988). In Jos. Schlitz Brewing Co. (available March 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's Board of Directors adopt a policy of not allowing the company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that "each stockholder is likely to have a different idea as to what type of programming they would be asking the Corporation not to advertise on when voting on the Proposal," with the result that "any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

As with the standards in the Schlitz and Hershey proposals, the standards articulated in the Proposal are subject to a wide array of interpretations. In particular, the Proposal prohibits a director from serving on the Audit Committee if the director is "employed by a significant customer or supplier" or "employed by a tax exempt organization that receives significant contributions from the Company". The Proposal does not, however, contain guidelines as to who constitutes a "significant" customer or supplier or when contributions to tax-exempt organizations by the Company will be deemed "significant". The Proposal also precludes an Audit Committee member from being "related to a member of management of the Company". It is unclear whether "related" means a business, family or other relationship and the extent of the relationship (e.g., second cousin) that would preclude eligibility.

Because the Proposal uses broad and ambiguous terms, the Company's shareholders are being asked to approve a proposal that essentially provides no guidelines as to what steps the Company is expected to take. If the Company sought to implement the Proposal, the Company would be left with no indication as to when and under what standard it might be able to designate members of the Audit Committee. Moreover, any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the stockholders who voted in favor of the Proposal. In sum, the Proposal is so vague and indefinite that neither the Company's shareholders nor its management can be certain of what they are being asked to approve or implement, respectively. As such, the Proposal can properly be excluded pursuant to Rule 14a-8(i)(3).

IV. *Conclusion*

It is not within the power of the Company or its Board of Directors to guarantee or enforce the election of any particular person or type of person at the annual meeting. Therefore, the Company lacks the authority to implement the Proposal and it may be excluded under Rule 14a-8(i)(6).The Proposal is also vague, false and misleading in violation of Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

Based on the foregoing, we respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's nder Rule 14a-8(i)(6) and Rule 14a-8(i)(3).

The Company is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials by transmitting a copy of this letter to the Proponent.

Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,

Edward P. Smith

cc: Ms. Linda Priscilla
Laborers' International Union of
North America Corporate Governance Project
905 16th Street, N.W.
Washington, D.C. 20006

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

October 29, 2001

GLK

Ward M. Miller, Jr.
Corporate Counsel and Secretary
Avon Products, Inc.
1345 Avenue of the Americas
New York, NY 10105

Re: Shareholder Proposal

Dear Mr. Miller:

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Avon Products, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long term. Maximizing the Company's wealth generating capacity over the long term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla

Enclosure

Resolved, that the shareholders of Avon Products, Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Audit Committee Policy that provides for a transition to an Audit Committee composed entirely of independent directors as Audit Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The Board's Audit Committee plays the critical role of overseeing Company's outside audit firm and the Company's internal audit and accounting procedures. The Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees published in May of 1999 affirmed the critical roles of the audit committee:

> A proper and well-functioning system exists, therefore, when the three main groups responsible for financial reporting – the full board including the audit committee, financial management including the internal auditors, and the outside auditors – form a "three-legged stool" that supports responsible financial disclosure and active and participatory oversight. However, in the view of the Committee, the audit committee must be "first among equals" in this process, since the audit committee is the extension of the full board and hence the ultimate monitor of the process.

Ensuring the integrity and soundness of corporate auditing and financial reporting processes are issues that demand shareholder attention. Shareholders can support the Audit Committee's role as independent monitor of the Company's accounting and auditing processes by encouraging the Board of Directors to establish an Independent Audit Committee Policy that provides for a transition to an Audit Committee that is composed entirely of independent directors. The definition of "independent" director advanced in the resolution ensures that those members of Company's Audit Committee will be totally independent of management and best able to undertake their responsibilities to ensure the integrity of the Company's auditing and financial reporting processes and practices.

At present, the Company's Audit Committee includes Maria Elena Lagomasino, who does not meet the "independent" director standard outlined in the resolution. Ms. Lagomasino is a managing director of JP Morgan Private Bank, a division of JP Morgan Chase, an investment banking firm that performed services for the Company during 2001.

As long-term investors, we urge your support for this important corporate governance reform.

FIRSTAR
Bank Without Boundaries

P.O. Box 387
St. Louis, Missouri 63166-0387

October 29, 2001

GLK

~~Ward M. Miller, Jr.~~
Corporate Counsel and Secretary
Avon Products, Inc.
1345 Avenue of the Americas
New York, NY 10105

Re: Shareholder Resolution

Dear Mr. Miller,

Firstar holds 4000 shares of Avon Products common stock beneficially for Central Laborers' Pension Fund, the proponent of a shareholder proposal submitted to Avon Products, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Central Laborers' Pension Fund were purchased prior to October 25, 2000 and the Fund continues to hold said stock.

Please contact me at 314-418-8212, if there are any questions regarding this matter.

Sincerely,

Shane McKelvey

Shane McKelvey

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avon Products, Inc.
Incoming letter dated December 28, 2001

The proposal requests that Avon adopt a policy to transition to an audit committee composed entirely of independent directors as openings occur.

We are unable to concur in your view that Avon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Avon may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Avon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Avon may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jennifer Gurzenski
Attorney-Advisor